

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2022

Todd Cello
Executive Vice President and Chief Financial Officer
TransUnion
555 West Adams
Chicago, IL 60661

      Re: TransUnion
            Form 10-K for the Year Ended December 31, 2021
            Filed February 22, 2022
            File No. 001-37470

Dear Mr. Cello:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Trade & Services